[redacted]

13013581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Lane, Suite 201
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Micheal Cox, Owner — 865-690-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

1148-A South Main Street	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Manager

Title

Melissa K Christopher
Notary Public Exp: 12/06/2016

MELISSA K. CHRISTOPHER STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CW SECURITIES, LLC
TABLE OF CONTENTS

Financial Section
Independent Auditor's Report 1
Statements of Financial Condition 3
Statements of Income 4
Statements of Members' Equity 5
Statements of Cash Flows 6
Notes to Financial Statements 7

Supplementary Information Section
Computation of Net Capital 9

Internal Control Section
Report on Internal Control 10

Agreed Upon Procedures Section
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation 12

FINANCIAL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
Offices in Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Auditor's Report

To the Members
CW Securities, LLC
Knoxville, Tennessee

Report on the Financial Statements

We have audited the accompanying Statements of Financial Condition of CW Securities, LLC (Company) as of December 31, 2012 and 2011, and the related statements of income, members' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2013

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and cash equivalents	$ 18,496	$ 19,793
Commissions receivable	26,445	14,669
Total current assets	44,941	34,462
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 44,941**	**$ 34,462**
Liabilities and members' equity		
Commissions payable	$ 23,931	$ 14,654
Members' equity	21,010	19,808
Total liabilities and members' equity	**$ 44,941**	**$ 34,462**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Variable insurance and annuities commissions	$ 369,099	$ 480,810
Fees from advisory services	160,865	150,010
Mutual fund commissions	118,580	172,633
Private placement commissions	575	9
License revenue	2,995	10,143
Other income	164	749
Interest income	16	54
Total revenue	652,294	814,408
Expenses		
Commissions	457,585	615,964
Investment advisory fees	110,174	105,441
Contract personnel	20,812	31,218
License, registration and fees	11,900	15,668
Other operating expenses	50,621	44,086
Total expenses	651,092	812,377
Net income (loss)	**$ 1,202**	**$ 2,031**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
For the Years Ended December 31, 2012 and 2011

Balance at January 1, 2011	$	17,777
Net income for the year		2,031
Balance at December 31, 2011		**19,808**
Net income for the year		1,202
Balance at December 31, 2012	**$**	**21,010**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

		2012		2011
Cash flows from operating activities				
Net income (loss)	$	1,202	$	2,031
Adjustments to reconcile net income(loss) to net cash provided (used) by operating activities				
Depreciation		-		378
(Increase) decrease in commissions receivable		(11,776)		14,339
Increase (decrease) in commissions payable		9,277		(13,334)
Net cash provided (used) by operating activities		**(1,297)**		**3,414**
Cash and cash equivalents at beginning of the period		19,793		16,379
Cash and cash equivalents at end of the period	$	18,496	$	19,793

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the member who is responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued. The tax years subject to examination by federal and state taxing authorities are the years ended December 31, 2009, 2010, and 2011.

D. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

E. Property and Equipment

Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

Approximately seventy-three and seventy-six percent of the commission expense is incurred by non-member, commissioned representatives for the years ended December 31, 2012 and 2011, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in one financial institution located in Knoxville, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2012 and 2011.

H. Subsequent Events

Management has evaluated subsequent events through February 18, 2013, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2012 and 2011, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, the Company paid commissions and investment advisory fees to one of the Company's members in the amount of $235,790 and $255,285, respectively. In addition, approximately $1,459 and $383 commissions payable to this individual was included in accrued expenses as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the amount of related party accounts receivable to this individual was $1,621 and $425 respectively.

An investment advisory firm owned by the organizing member of the Company provides facilities, personnel, and office supplies. Related expenses amounted to $32,380 and $44,523 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2012, the Company's net capital amounted to $20,312 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $15,312. In addition, Rule 15c3-1 requires that the Company's net capital ratio (ratio of aggregate indebtedness to net capital) not exceed 15 to 1. The actual net capital ratio at December 31, 2012, was 1.18 to 1.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2012

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 21,010	$ -	$ 21,010
Deductions:			
Non allowable assets	(685)	-	(685)
Net capital before haircuts on securities positions	20,325	-	20,325
Haircuts on security positions	(13)	-	(13)
Net capital	**$ 20,312**	**$ -**	**$ 20,312**
Computation of basic net capital requirement			
Minimum net capital required	$ 1,595	$ -	$ 1,595
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 15,312	$ -	$ 15,312
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 23,931	$ -	$ 23,931
Percentage of aggregate indebtedness to net capital	118%	-	118%

See independent auditor's report.

INTERNAL CONTROL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Report on Internal Control

To the Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements of CW Securities, LLC. (Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, Board of Directors, others within the organization, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Milan, Tennessee
February 18, 2013

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

1148-A South Main St.
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

To the Members
CW Securities, LLC
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CW Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CW Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CW Securities, LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

February 18, 2013
Milan, Tennessee